

July 21, 2020

Brian J. Wendling
Senior Vice President and Chief Financial Officer
Liberty TripAdvisor Holdings, Inc.
12300 Liberty Boulevard
Englewood, Colorado 80112

      Re: Liberty TripAdvisor Holdings, Inc.
           Form 10-K for the Year Ended December 31, 2019
           Filed February 19, 2020
           File No. 001-36603

Dear Mr. Wendling:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Technology